:--------------------------:
                                                   :        OMB APPROVAL      :
                                                   :--------------------------:
                                                   :OMB Number:      3235-0145:
                  UNITED STATES                    :Expires: November 30, 1999:
       SECURITIES AND EXCHANGE COMMISSION          :Estimated average burden  :
            WASHINGTON, D.C. 20549                 :hours per response . 14.90:
                                                   :--------------------------:
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                          Duramed Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   266354 10 9
   ---------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jeffrey D. Linton
                       Vice President, Law, Government and
                                 Public Affairs
                          Solvay Pharmaceuticals, Inc.
                                 901 Sawyer Road
                             Marietta, Georgia 30062
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 30, 1999
   ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 266354 10 9                                        Page 2 of 7 Pages
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Solvay Pharmaceuticals, Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [_]
     (SEE INSTRUCTIONS)                                                 (B) [_]

-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Georgia
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                               3,000,000
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                                   -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                                3,000,000
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                                           -0-
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,000,000
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     [_]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      12.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 266354 10 9                                        Page 3 of 7 Pages
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Solvay America, Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [_]
     (SEE INSTRUCTIONS)                                                 (B) [_]

-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                               3,000,000
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                                   -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                                3,000,000
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                                           -0-
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,000,000
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     [_]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      12.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 266354 10 9                                        Page 4 of 7 Pages
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Solvay S.A.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [_]
     (SEE INSTRUCTIONS)                                                 (B) [_]

-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Belgium
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                               3,000,000
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                                   -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                                3,000,000
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                                           -0-
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,000,000
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     [_]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      12.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                     HC, OO
-------------------------------------------------------------------------------

CUSIP Number: 266354 10 9                                            Page 5 of 7


         Solvay Pharmaceuticals, Inc., a Georgia corporation ("Solvay Pharmaceuticals"), Solvay America, Inc., a Delaware corporation ("Solvay America") and Solvay S.A., a Belgian societe anonyme ("Solvay S.A." and together with Solvay Pharmaceuticals and Solvay America, the "Reporting Persons") hereby amend the Report of Beneficial Ownership on Schedule 13D (the "Original Schedule 13D") filed by the Reporting Persons on October 18, 1999, as amended on October 21, 1999, October 26, 1999 and December 7, 1999, with respect to shares of Common Stock, par value $.01 per share (the "Shares"), of Duramed Pharmaceuticals, Inc., a Delaware corporation ("Duramed") beneficially owned by them. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Original Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is further amended as follows:

         On December 30, 1999, Solvay Pharmaceuticals exercised the remainder of its option and acquired 1,333,334 additional Shares of Duramed pursuant to the Option Agreement and the Subsequent Subscription Agreement.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is further amended as follows:

         On December 30, 1999, Solvay Pharmaceuticals exercised the remainder of its option and acquired 1,333,334 additional Shares of Duramed pursuant to the Option Agreement and the Subsequent Subscription Agreement.

CUSIP Number: 266354 10 9                                            Page 6 of 7


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended as follows:

         On December 30, 1999, Solvay Pharmaceuticals exercised the remainder of its option and acquired 1,333,334 additional Shares of Duramed pursuant to the Option Agreement and the Subsequent Subscription Agreement.

CUSIP Number: 266354 10 9                                            Page 7 of 7


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2000

                                          SOLVAY PHARMACEUTICALS, INC.


                                          By:   /s/ Jeffrey D. Linton
                                                ------------------------------
                                                Name: Jeffrey D. Linton
                                                Title: Vice President, Law,
                                                       Government and Public
                                                       Affairs


                                          SOLVAY AMERICA, INC.


                                          By:   /s/ E.J. Buckingham, III
                                                ------------------------------
                                                Name:  E.J. Buckingham, III
                                                Title: Vice President, General
                                                       Counsel and Secretary


                                          SOLVAY S.A.


                                          By:   /s/ Rene H. Degreve
                                                ------------------------------
                                                Name: Rene H. Degreve
                                                Title: General Manager, Finance
                                                       and Corporate Planning

                                INDEX TO EXHIBITS

Exhibit No.                Exhibit

99.2 Joint Filing Statement, dated as of October 15, 1999, between Solvay Pharmaceuticals, Inc., Solvay America, Inc. and Solvay S.A. (incorporated by reference to Exhibit 99.2 of the Report of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission on October 18, 1999).